Exhibit 99.2

Report of Voting Results for 2021 Annual Meeting of Shareholders

TORONTO, June 10, 2021 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held virtually on June 9, 2021. The matters set out below are described in greater detail in the management proxy circular dated April 19, 2021. The votes were conducted by ballot.

1.	Election of Directors

14 nominees were elected to the Thomson Reuters Board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	439,679,401	99.12%	3,892,470	0.88%

Steve Hasker	441,621,751	99.56%	1,949,513	0.44%

Kirk E. Arnold	437,419,400	98.61%	6,152,135	1.39%

David W. Binet	427,519,512	96.38%	16,052,023	3.62%

W. Edmund Clark, C.M.	426,151,102	96.07%	17,420,433	3.93%

Michael E. Daniels	426,787,934	96.22%	16,783,601	3.78%

Kirk Koenigsbauer	442,928,412	99.86%	642,773	0.14%

Deanna Oppenheimer	443,186,047	99.91%	385,488	0.09%

Vance K. Opperman	431,378,519	97.25%	12,193,016	2.75%

Simon Paris	443,211,565	99.92%	359,970	0.08%

Kim M. Rivera	442,730,001	99.81%	841,534	0.19%

Barry Salzberg	437,710,997	98.68%	5,860,538	1.32%

Peter J. Thomson	430,821,179	97.13%	12,750,356	2.87%

Wulf von Schimmelmann	437,628,128	98.66%	5,943,407	1.34%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

449,311,775	99.73%	1,196,377	0.27%

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against

437,973,307	98.74%	5,598,114	1.26%

4.	Shareholder proposal

The shareholder proposal set out in Appendix B of the management proxy circular was not approved.

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*

82,724,895	18.77%	357,918,962	81.23%	2,926,325

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.